Megan N. Gates | 617 348 4443 | mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY QUANTERIX CORPORATION

November 20, 2017

VIA EDGAR & OVERNIGHT MAIL

CONFIDENTIAL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:                             Quanterix Corporation

Registration Statement on Form S-1 (File No. 333-221475)

Ladies and Gentlemen:

We are submitting this letter on behalf of Quanterix Corporation (the “Company”) to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the above-referenced registration statement on Form S-1 of the Company (the “Registration Statement”) and the prospectus contained therein.  The Company supplementally advises the Staff on a confidential basis that it currently anticipates that in a subsequent pre-effective amendment to the Registration Statement it will disclose an offering with a proposed price range of $[***] to $[***] per share (the “Anticipated Price Range”), after giving effect to an anticipated reverse stock split of 1-for-[***] (the “Reverse Stock Split”).

The Anticipated Price Range and the Reverse Stock Split are based on existing conditions in the public capital markets for life sciences companies, the Company’s financial position and prospects (assuming the completion of the offering), the market valuations of comparable publicly traded companies and preliminary discussions with the underwriters regarding potential valuations for the Company. Until such time as the Company revises the Registration Statement through a pre-effective amendment to include the price range and other details of the offering and to commence the road show, the Anticipated Price Range and the Reverse Stock Split remain subject to adjustment based on factors outside the Company’s control, such as changes in market conditions, the Company’s business and prospects and the valuation of comparable publicly traded companies.  However, the Company believes that the actual bona fide price range will not be subject to significant change. In addition, the actual price range to be included in such pre-effective

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Stock Option Grants from January 1, 2016 through September 30, 2017

After taking into account the Reverse Stock Split, the Company’s pre-effective amendment to the Registration Statement that includes the Anticipated Price Range will reflect the following split-adjusted amounts related to all stock options granted from January 1, 2016 through September 30, 2017:

Grant date	Number of shares underlying option granted	Exercise price per share		Estimated fair value per share of common stock at grant date
August 31, 2017 (unaudited)	[***]	$	[***]	$	[***]
June 2, 2017 (unaudited)	[***]	$	[***]	$	[***]
May 25, 2017 (unaudited)	[***]	$	[***]	$	[***]
March 31, 2017 (unaudited)	[***]	$	[***]	$	[***]
August 25, 2016	[***]	$	[***]	$	[***]
June 24, 2016	[***]	$	[***]	$	[***]

Stock Option Grants and Common Stock Valuations

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering the most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors, including  (1) our business, financial condition and results of operations, including related industry trends affecting our operations; (2) our forecasted operating performance and projected future cash flows discounted to present value using our estimated weighted average cost of capital; (3) the illiquid nature of our common stock; (4) liquidation preferences and other rights and privileges of our preferred stock over our common stock; (5) likeliness and estimated timing of the potential option to have our stock become publicly traded; (6) market multiples of our most comparable public peers; (7) recently completed equity financing transactions; and (8) market conditions affecting our industry.  We have been receiving third-party valuations on a quarterly basis since September 30, 2015. These third-party valuations have been performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

The Practice Aid prescribes several valuation approaches for estimating the value of an enterprise, such as the market, income and asset-based approaches, and various methodologies for allocating the value of an enterprise across classes and series of capital stock to determine the estimated fair value of common stock at a valuation date.

Based on the Company’s stage of development and other relevant factors, the Company valued the common stock using a hybrid approach, with two scenarios considered: (1) an IPO scenario and (2) a “remain-private” scenario (the “Hybrid Approach”). The Hybrid Approach combines allocation methods to better capture a potential scenario/outcome in the near future (i.e. an IPO has become more feasible for an exit).  For the IPO scenario, equity value was estimated using a market-based approach, the guideline public company method, whereas for the remain-private scenario equity value was estimated using an income-based approach, the discounted cash flow method.  Value was allocated in the remain-private scenario using the option pricing method (“OPM”)(1).

Utilizing the Hybrid Approach to estimate the Company’s per share value, the IPO method was weighted as follows as of the dates indicated:

Date	IPO Weight
March 31, 2016	25%
June 30, 2016	25%
September 30, 2016	25%
December 31, 2016	40%
March 31, 2017	40%
June 30, 2017	55%

Beginning in the fourth quarter of 2016, the Company began internal discussions regarding the potential for an IPO.  Accordingly, at December 31, 2016, the Company re-assessed the weighting assigned to the scenarios and ascribed a 40% weighting to the IPO scenario.  Near the end of the second quarter of 2017 the Company had begun discussions with underwriters regarding a potential IPO, and at June 30, 2017, the Company again re-assessed the weighting and ascribed a 55% weighting to the IPO scenario.  This change in weighting drove the increase in value on a post-split basis to $[***] at June 30, 2017.  The Registration Statement was confidentially submitted on July 20, 2017.  However, market and other business conditions did not suggest that an IPO was imminent. Accordingly, the Company considered the stage of development of the business, the historic uncertainties of the public markets for the life science industry and the fact that the mere submission/filing of a registration statement does not in any way guarantee the successful completion of an offering in determining that these scenario weightings were appropriate.

Now that the Anticipated Price Range has been established, the Company considered factors contributing to the differences between grant date estimated fair values and the midpoint of the Anticipated Price Range, including:

(1)  Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options

•                                          The Anticipated Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid for the 180-day lockup period following the IPO. This illiquidity accounts for a portion of the difference between the estimated fair values of the common stock through September 30, 2017 and the Anticipated Price Range.

•                                          The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences that are senior to the rights of the holders of its common stock. The Anticipated Price Range assumes the conversion of all of the preferred stock into common stock upon completion of the IPO. The corresponding elimination of these economic rights and preferences results in a higher valuation of the common stock after the IPO than before it.

•                                          The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity, provide enhanced operational flexibility and strengthen the Company’s reputation.

•                                          The Anticipated Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company.

•                                          The Anticipated Price Range for this offering is based only upon a scenario in which the Company completes this IPO and is not probability weighted, in contrast to the Company’s prior valuations of the Company’s common stock, which considered multiple potential outcomes, some of which resulted in a lower value of the Company’s common stock than the midpoint of the Anticipated Price Range.

In connection with the Company’s proposed initial public offering and in consultation with the underwriters, in light of the contributions to the increases in value of the Company’s common shares over the time periods set forth above, the Company reassessed the determination of the fair value of the common shares and has determined that it believes no further adjustment is necessary.

The Company respectfully advises the Staff that the post-split shares and exercise prices for stock options granted from January 1, 2016 through September 30, 2017, when compared to the midpoint of the Anticipated Price Range, are supported by the progress in the Company’s business over that time period, as well as by the fact that the initial public offering was in no way a certainty when such options were granted, a fact that was taken into account by the board of directors in reaching its conclusions as to the appropriate valuation of the common stock during these time periods.

We hope that the above information will be acceptable to the Staff.  Please do not hesitate to call me, Megan Gates, at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter.  We thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates
Megan N. Gates

cc:                                Securities and Exchange Commission

Tim Buchmiller

Geoff Kruczek

Gary Newberry

Kevin Kuhar

Amanda Ravitz

Quanterix Corporation

E. Kevin Hrusovsky

Joseph Driscoll

Ernie Orticerio

Brian Keane

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William T. Whelan

John P. Condon

Ropes & Gray LLP

Patrick O’Brien

Michael Pilo